Exhibit 99.1

SaverOne to Install its Technology Across 300 Passenger Cars & Trucks of Cemex Israel

Petah Tikvah, Israel, July 18, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in advanced transportation safety solutions, today announced one of the largest contracts it has achieved in its history. Following two prior orders covering portions of its fleet, Cemex Israel, the Israeli subsidiary of the global Cemex Group, has decided to install SaverOne’s technology across its entire employee car fleet and trucks.

Following a successful trial in mid-2022, Cemex Israel installed the SaverOne system on an additional portion of its fleet at the end of 2022. Including this new current order, Cemex Israel will have deployed the SaverOne System on over 380 vehicles within its vehicle fleet.

Cemex Group is a global leader in the building materials industry, and the international parent company represents significant further potential for SaverOne.

Mr. Ori Gilboa, CEO of SaverOne, commented, “We take great pride in our cooperation with Cemex Israel. This significant order is a milestone order for SaverOne, demonstrating the success of our land-and-expand strategy through our pilot phases, where an initial penetration into a highly strategic company for us, turned into an order covering their entire truck fleet and following that, expanding to the entire employee vehicle fleet. It is a strong testament to the value that our product brings in enhancing Cemex’s safety standards. Over the past two years, our focus has been on establishing initial penetrations with companies operating large global fleets, all of which present substantial potential for SaverOne. We are seeing increased traction with this strategy and are increasingly realizing its significant potential. Looking ahead, we believe that we have never been better positioned to grow and expand sales to both existing customers as well as penetrate new customers throughout the world.”

Mr. Yuval Avni, VP of Operations, Engineering & Supply Chain at Cemex Israel, added, “At Cemex Israel, the safety of both our personnel and those we share the roads with is of utmost importance. Working with SaverOne and integrating their technology into our fleet marks a strong step forward in enhancing our safety protocols. Following many months of trialing SaverOne’s solution, we believe that it significantly reduces driver distraction, ultimately leading to fewer accidents, making roads safer for everyone.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and conditionand may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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